GROEN BROTHERS AVIATION

        Stock Symbol:  GNBA    www.gbagyros.com




April 1, 2005

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Mail Stop 03-05
Washington, D.C. 20549

Re:      Groen Brothers Aviation, Inc.
         Form 10-KSB for the fiscal year ended June 30, 2004 Forms 10-QSB for the quarters ended September 30, and December 31, 2004 Commission file # 000-18958

Dear Ms. Cvrkel:

         Groen Brothers Aviation, Inc. (the "Company") has received your comment letter dated March 4, 2005 (copy attached as Exhibit A to this letter), and we respectfully submit our responses to the comments. Our responses are numbered to correspond to the numbered comments in your letter.

Form 10-KSB for the fiscal year ended June 30, 2004

Note 8. Debt
------------

1. In Note 8 to the Company's Condensed Consolidated Financial Statements included in Form 10-QSB for the quarter ended December 31, 2004, the Company disclosed that it was delinquent in making payments on notes payable totaling $1,338,000, which notes were included in related party notes payable and long-term debt.



         GROEN BROTHERS AVIATION, INC. 2640 W. California Ave., Suite A, Salt Lake City, Utah 84101, (801) 973-0177, Fax (801) 973-4027

         The past due debt of $1,338,000 at December 31, 2004 is comprised of the following:

           Short term notes payable to related parties        $  703,000
           Short-term notes payable                              113,000
           Current portion of long-term debt                     112,000
                                                             ------------

              Total included in current liabilities              928,000

           Long-term debt                                        410,000
                                                             -----------

           Total                                              $1,338,000
                                                             ============

         Of the past due long-term debt totaling $522,000 ($112,000 current portion plus $410,000 long-term portion), $100,000 relates to a note outstanding since 1991, which is currently in default. The principal is payable at the rate of 3% of defined revenues. According to the terms of the note, in the event of default, the lender in its sole and absolute discretion may request payment upon written notice of default. This lender, a quasi-governmental funding agency, has to date not provided a notice of default. The Company believes this lender will continue its support of the Company and will not submit a notice of default. The Company will attempt to obtain a written waiver from this lender stating the lender will not provide a written letter of default for a period in excess of one year from the next reporting period (March 31, 2005). In the event the Company is unsuccessful in obtaining such a waiver, the entire $100,000 will prospectively be classified as a current liability.

         The remaining past due long-term debt of $422,000 consists of four notes payable to stockholders of the Company.

         The first note payable to stockholder of $224,000 is payable in 24 monthly installments of $10,544, beginning in January 2005, and therefore was not delinquent until the January 2005 payment was missed.

         The second note payable to stockholder of $110,000 is payable in 24 monthly installments of $5,076, beginning in October 2004, and therefore was not delinquent until the October 2004 payment was missed.

         The third note payable to stockholder of $33,000 is payable in 24 monthly installments of $1,523, beginning in November 2004, and therefore was not delinquent until the November 2004 payment was missed.

         The fourth note payable to stockholder of $55,000 is payable in 24 monthly installments of $1,523, beginning in November 2004, and therefore was not delinquent until the November 2004 payment was missed.

         The Company will attempt to bring these monthly payments current by the time the Form 10-QSB for the quarter ended March 31, 2005 is filed, or alternatively, seek to obtain a written waiver from these lenders stating the lenders will not provide a written letter of default for a period in excess of one year from March 31, 2005. The Company believes these stockholders will continue their support of the Company and will not submit a notice of default. In the event the Company is unsuccessful in obtaining a written waiver, the entire balance of these notes payable of $422,000 will prospectively be classified as a current liability.


         In connection with responding to your comments above, we provide the following statement from the Company acknowledging that:

         o The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me directly at (801) 973-0177 should you have questions or need additional information.


Yours truly,


/s/Dennis P. Gauger
Dennis P. Gauger
Chief Financial Officer

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